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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               MICROFRAME, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   594915209
                                (CUSIP Number)

                                Jules Nordlicht
                  225 West Beech Street, Long Beach, NY 11561
                                 516-432-4621
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 25, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             Schedule 13D

CUSIP No. 594915209                   13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jules Nordlicht

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

Number of Shares           7.       SOLE VOTING POWER
                                    100,000
 Beneficially
                           8.       SHARED VOTING POWER
 Owned by Each                      N/A

Reporting Person           9.       SOLE DISPOSITIVE POWER
                                    300,000
     With
                          10.       SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    300,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6%

14.      TYPE OF REPORTING PERSON*
                                    IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of MicroFrame, Inc. (the "Company"). The address of the principal executive office of the Company is 21 Meridian Road, Edison, New Jersey 08820.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Jules Nordlicht (the "Reporting Person").

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         (b)  The Reporting Person's business address is 255 West Beech Street,
Long Beach, New York 11561.

         (c) The Reporting Person's principal occupation is private investor. This business is conducted primarily at the above address.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of the securities came from personal funds. The total consideration paid for the securities was $125,000.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. The Reporting Person has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 300,000 shares of the Company's Common Stock, representing 6% of the Company's total outstanding Common Stock, assuming all Class A Warrants and Class B Warrants (as hereinafter defined) are exercised and that the total number of outstanding shares of the Company's Common Stock is 4,819,142 prior to such exercise.

         (b) The Reporting Person has the sole power to vote or to direct the vote of all 100,000 shares of Common Stock he owns directly and the sole power to dispose or to direct the disposition of all 300,000 shares of Common Stock he owns beneficially.


         (c) Pursuant to a Purchase Agreement (the "Agreement") which closed on April 25, 1996, the Reporting Person purchased from the Company 100,000 units ("Units") at $1.25 per Unit. Each Unit consists of one share of Common Stock, one Class A Warrant ("Class A Warrant") to purchase one share of Common Stock at $1.50 per share and one Class B Warrant ("Class B Warrant") to purchase one share of Common Stock at $2.00 per share. The warrants expire four years from the date of grant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

         None.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 26, 1996



                                                     /s/ Jules Nordlicht
                                                     Jules Nordlicht